

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2014

Via E-mail
Hajime Abe
Chief Executive Officer
Toshoan Holdings, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku
Osaka, Japan 533-0031

> **Re: Toshoan Holdings, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed October 21, 2014**
> **File No. 333-195060**

Dear Mr. Abe:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to our letter dated October 15, 2014 and your revised disclosure. Please further revise your registration statement to clarify how you will conduct your offering and revise your disclosure to more clearly articulate the activities in which Mr. Abe cannot engage. In this regard, we note your disclosure that this is a "best efforts," "self-underwritten" offering and "[t]he shares offered by the Company will be sold on [y]our behalf by [y]our CEO and director Hajime Abe." These statements appear to contradict your statement on page 3 that "Mr. Abe plans to take a passive approach in the offering."

Hajime Abe
Toshoan Holdings, Inc.
November 3, 2014
Page 2

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director